February 8, 2005

via U.S. mail and facsimile

Dore Scott Perler
President
Sense Holdings, Inc.
4503 NW 103rd Avenue, Suite 200
Sunrise, FL 33351


	RE:	Registration Statement on Form SB-2
		File No.: 333-122077
		Filed: January 14, 2005

Dear Mr. Perler:

	This is to advise you that we reviewed only those portions of the above filings that relate to the signature page requirements, legality opinion, and the origin of the shares registered for resale.
We have the following comments in that regard. No further review of the filing has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comment applicable to disclosure throughout your registration statement

1. Please clarify, throughout the prospectus, the origin and number of shares being registered for resale. If any of the common shares being registered are to be issued pursuant to outstanding warrants, please state so on the cover page. In this regard, we note several apparent inconsistencies discussed below, which may affect disclosure on the cover page, the fee table, the risk factor entitled "The sale of shares eligible for future sale . . .", and the sections entitled
Shares Issued for Consulting Services November 2003, Private Transaction December 23, 2004, Selling Security Holders and Shares Eligible for Future Sale.

* The cover page states that 1,250,000 shares of common stock are being offered by selling security holders. It does not disclose that any of these shares are to be issued upon the exercise of outstanding warrants.
* The prospectus summary states that both prior to and after the offering you have outstanding 32,572,858 shares. However, the shares after the offering includes "9,527,590 shares covered by this prospectus that are issuable upon exercise of outstanding warrants."
Please distinguish the number of shares currently outstanding without regard to warrants being exercised from the number of shares outstanding after the offering, including shares issuable upon the exercise of warrants if shares issuable upon the exercise of warrants are being registered for resale in this offering.
* Disclosure in the sections entitled "Shares issued for Consulting
Services November 2003" and "Private Transaction December 23,
2004"
indicates that the 1,250,000 shares being registered were issued per a consulting agreement and private sales by two of your officers in
November and December 2004. These shares do not appear to underlie warrants, however, the Selling Security Holders section states that some of the shares in the table are to be issued upon the exercise of warrants.
* The Description of Securities section states that you issued shares of common stock and warrants in in March 2001, October 2002, and August 2003 and, in each case, "[t]he shares, including those issuable upon exercise of the warrants, are being registered herein for resale on behalf of the holders."

Shares Eligible for Future Sale, page 46

2. We note your statement that 14,153,078 shares of common stock are covered by the registration statement that was declared effective on
November 8, 2004. Please revise to clarify that the 9,672,590 shares issuable upon the exercise of warrants have also been registered for resale on that registration statement.

Legality Opinion

3. The first paragraph of the opinion refers to the registered resale of "1,250,000 shares of outstanding Common Stock," but the penultimate paragraph refers both to outstanding shares and to "Registrable Shares to be issued." Please reconcile.

Signatures

4. The reference to "Post Effective Amendment No. 1 on Form SB-2
Amendment No. 4" in the preambles to the signatures appear to apply to a different registration statement. Please sign this registration statement in the manner called for by Form SB-2 and refer to the Instructions for the signatures.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.






      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Craig Slivka at (202) 942-7470 if you have questions regarding our comments.

Sincerely,


      Pamela Long
      Assistant Director


cc:	James M. Schneider, Esq.
	(561) 362-9612
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Dore Scott Perler
Sense Holdings, Inc.
February 8, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE